CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 28, 2005

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the following:

(1)	i-CABLE’s 2004 annual report;

(2)	an announcement to i-CABLE’s shareholders dated April 13, 2005, regarding i-CABLE’s annual general meeting; and

(3)	a proxy card regarding shareholders’ instructions to The Bank of New York as Depositary.

EVENT HIGHLIGHTS

i-CABLE’s film-production subsidiary - Sundream Motion Pictures Limited - launched with much fanfare in March 2005.

i-CABLE COMMUNICATIONS LIMITED  Annual Report 2004

About the Company

i-CABLE Communications Limited is Hong Kong’s leading integrated communications company.

It owns and operates one of two near universal broadband telecommunications networks in the territory; creates its own multimedia contents; and offers Pay TV and Broadband services at the same time.

The Group’s mission is to connect the people of Hong Kong with its growing portfolio of information, entertainment and telecommunications services to enhance their lifestyles.

Contents

02	Results Highlights

04	Chairman’s Statement

Operations Report

10	Operating Environment and Competition

12	Pay TV Service

14	Internet and Multimedia Services

18	New Markets

22	Airtime Sales

Corporate and Community Affairs

24	Outlook

RESULTS HIGHLIGHTS

Results Highlights – Record Turnover & Earnings

•	Turnover rose by 11% to HK$2,372 million (2003: HK$2,143 million).

•	Net profit rose by 29% to HK$284 million (2003: HK$220 million).

•	Earnings per share rose by 29% to 14.1 cents (2003: 10.9 cents).

•	Final dividend of 4.5 cents per share to increase full year dividends per share to 7.5 cents (2003: 5.5 cents).

Pay TV – Investment in Differentiation Pays

•	Subscribers grew by 7% to 702,000 (2003: 656,000).

•	ARPU rose by 2% to HK$225 (2003: HK$220).

•	Turnover increased by 9% to HK$1,888 million (2003: HK$1,734 million).

•	Operating profit rose by 6% to HK$469 million (2003: HK$444 million).

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Internet & Multimedia – Regaining Market Share Momentum

•	Broadband subscribers grew by 13% to 291,000 (2003: 258,000).

•	ARPU rose by 9% to HK$140 (2003: HK$129).

•	Turnover increased by 18% to HK$481 million (2003: HK$409 million).

•	Operating loss narrowed to HK$44 million (2003: HK$85 million).

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CHAIRMAN’S STATEMENT

“The Group reports another year of record profit and business growth.”

CHAIRMAN’S STATEMENT

The Group’s content service has been reaching out, both beyond Hong Kong and within the domestic market, beyond residential homes and commercial places.

Buoyed by an improving economy, the Group reported another year of record profit and business growth despite intensified competition in its core markets in 2004.

I am most grateful to all of our customers, partners, colleagues, shareholders and directors. Their invaluable support helped the Group to prevail over the competition and move our businesses to new height.

Competition in the Pay TV sector exerted immense pressure on operating cost while that in the Broadband sector opened a new battleground in bundled services. Nevertheless, respectable subscription growth in both businesses through strong programming and effective marketing initiatives enabled the Group to weather such pressures with a degree of success.

Consolidated net profit for the Group rose by 29% to HK$284 million (2003: HK$220 million) as turnover increased by 11% to HK$2,372 million (2003: HK$2,143 million), surpassing all previous records.

Pay TV subscribers grew by 7% year-on-year to 702,000 at the end of 2004, attributable to programming and marketing initiatives during the year. APRU rose by 2% to HK$225.

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Broadband subscribers grew by 13% to 291,000 at the end of 2004 as subscription picked up in the second half through successful service enhancement and the introduction of new bundled packages. ARPU for the full year recorded a 9% growth to HK$140 but downward pressure resumed in the second half of the year.

At the same time as the core businesses reported healthy growth, the Group’s content service has been reaching out, both beyond Hong Kong and within the domestic market, beyond residential homes and commercial places. These developments, which leveraged on the Group’s content production and aggregation capability, have begun to add new dimensions to the Group’s potential market. Our content has now reached Mainland China, the Americas, on flights and will soon be available in Southeast Asia.

On the other hand, the pressure on Broadband APRU despite underlying volume growth was testimony to a competitive marketplace and contracting margin.

Stephen T.H. Ng

/s/ Stephen T.H. Ng
Chairman and Chief Executive Officer
Hong Kong, March 3, 2005

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OPERATIONS REPORT

OPERATIONS REPORT

The Group’s clear edge on programming and “triple-play” strategy have enabled its services to prevail over the competition.

Operating Environment and Competition

Competition in the Group’s core business markets intensified during 2004. Bundled “triple-play”- viz, television, voice and data - service became the name of the game.

While dominant telephone company PCCW aggressively enhanced its television content with sports and local news programming to supplement its Broadband and voice offerings, other competitors have also lined up “triple-play” offerings. These developments heightened competition despite the fact that a number of Broadband service providers which relied on infrastructure leasing to provide service have pulled out as the Broadband market began to consolidate.

In the Pay TV market, the Government threw Galaxy, a subsidiary of the dominant Free TV operator TVB, another lifeline by granting a one-year grace period (to December 2005) for the latter to find new investors for it to meet a divestiture obligation. NOW Broadband TV, operated by PCCW, continued to be aggressive in content acquisition in order to match the Group’s comprehensive galore of programming.

Nonetheless, the Group’s Pay TV programming still enjoyed a clear edge over the competition, albeit at an escalating cost which in turn exerted pressure on operating margin. Exclusive carriage of the popular UEFA EURO 04 football tournament and top European football leagues has enabled Pay TV subscription to grow at a rate commensurate with previous years.

Responding to the change in the competitive landscape, the Group launched a Broadband package bundling with a mini-Pay TV package in the middle of the year. The timely introduction of the Group’s own triple-play offers, following the launch of fellow subsidiary Wharf T&T’s VoIP service during the last quarter of the year, further enhanced our competitiveness.

The market has responded positively to the bundled packages. Not only has the growth momentum of Broadband subscription resumed in the second half, the yield from subscribers has also risen.

OPERATIONS REPORT

Pay TV business remains robust on strong programme, airtime sales and subscription growth.

Pay TV service

Spurred on by strong programming, subscription growth and airtime sales growth, performance of this core business continued to be robust.

Turnover increased by 9% to HK$1,888 million and ARPU increased by 2% to HK$225, attributable to increase in commercial airtime revenue brought by the market recovery and strong proprietary programming. Operating costs before depreciation increased by 14% to HK$1,141 million due to the surge in programming and marketing costs. Depreciation dropped by 4% as certain fixed assets became fully depreciated. As a result, EBITDA grew by 2% to HK$748 million and operating profit increased by 6% to HK$469 million.

Subscription grew by 7% year-on-year to reach 702,000 by the end of the year, on the back of new premium promotion campaigns and other programming and marketing initiatives. The number of new subscriptions acquired during the year was one of the highest ever.

During the year, a total of 22 new channels were launched for inclusion in the Basic Package or for premium subscription, further enhancing the programme offering of the Group’s Pay TV service.

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CABLE TV now parades 92 channels with 48 channels in the Basic Package.

A revamp of the sports platform took place in August following the acquisition of English Premier League (EPL) telecasting rights. A dedicated EPL Channel was launched, supplemented by a Soccer Betting Channel, catering to different programming tastes of football followers. A new premium package targeted at the local Pakistani community was launched in August and a premium channel NBA TV, allowing viewers 24-hour access to the most popular basketball tournament in Hong Kong, received positive response since it was launched in November.

The Group will continue to introduce more programme channels on its expanded carriage capacity to enhance its attractiveness to viewers.

To reach households in outlying islands or in remote areas not covered by our current networks, the Group launched a 20-channel satellite service in September, making up of the Group’s flagship news, sports, movie and entertainment channels. On top of acquiring subscription orders from residential homes, this satellite service has also enabled the Group to obtain orders from mobile commercial places such as cruise ships.

In June, the Group substantially completed its migration to the digital transmission platform which enabled the deployment of more efficient countermeasures against the perennial problem of piracy.

At the same time, we will continue to expand our subscriber base in the local Pay Television market through programme enhancement and innovative marketing.

We are confident that with our proprietary content, inclusive of the English Premier League and the FIFA World Cup 06 attraction, we can prevail over the competition.

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INTERNET & MULTIMEDIA SERVICES

OPERATIONS REPORT

Broadband business regains growth momentum through service enhancement and bundled packages.

Internet and Multimedia Services

The core Broadband Internet access business is back on a growth track despite increasing commoditisation in the market as a result of keen competition. Not only has subscription grown, the yield from subscribers has also reversed its downward dip experienced in recent years.

Reversing the trend a year before, turnover in 2004 increased by 18% on a year-to-year basis to HK$481 million. Operating expenses before depreciation rose by 11% to HK$277 million as a result of an expanded customer base and marketing activities. More importantly, operating loss nearly halved to HK$44 million, compared with HK$85 million a year ago.

Competition was taken to a new plane during the year as rivalling operators began to roll out “triple-play” (television, voice and data) bundling packages to attack the market. The Group launched a bundled Pay Television and Broadband offer in the middle of the year which proved to be very competitive. The bundled package was further enhanced with the inclusion of a voice service operated by fellow subsidiary Wharf T&T in the last quarter of the year.

As a result, not only has the Group successfully fended off these new challenges, new sales has significantly improved in the second half. Broadband subscribers reached 291,000 at the end of 2004, for an increase of 13% when compared with a year ago.

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The online content business continued to grow and the Group’s leading content provision position was further enhanced with the conclusion of additional carriage agreements with mobile operators. A unit was set up to work closely with mobile operators to refine mobile and wireless technology and to identify suitable “on- the- road” content.

The Group continued to spend efforts to enhance its service quality during the year. While transmission technology upgrade continued, we have also taken active steps to improve our customer service quality. An independent quality control team was set up specifically to enhance customer satisfaction by vetting and validating service contracts with new customers before installation. This has proven to be effective in reducing customer complaints and building customer loyalty.

2004 has been an eventful and yet fruitful year for our business in this sector. Financial and operational performances have recovered. Our positions in both the access and online content sectors have been further consolidated. Active steps taken during the past few years to enhance our service quality, in terms of transmission technology and customer service, have begun to bear fruit. These efforts have provided us with a solid foundation to seek an early return to profitability if competitive pressure does not deepen further.

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NEW MARKETS

OPERATIONS REPORT

Service expansion beyond Hong Kong and beyond conventional local market brings new business potential.

New Markets

Our satellite channel - Horizon Channel - continued to expand its presence in the Mainland. Riding on the resources and elite production team, the channel offers 24-hour entertainment, science & technology, and cultural programmes. With a comprehensive global network focussing on showbiz incidents and the stories behind, the flagship “Horizon Daily” programme has received good responses from audiences. Direct telecast of important entertainment news also helps to build up i-CABLE’s branding in China as well as other countries. The programme is fast becoming an important selling point for landing and airtime sales to Horizon.

Horizon Channel achieved a territorial breakthrough with the expansion of coverage to the Americas in September 2004. Furthermore, the channel is expected to land in Malaysia by the middle of this year.

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We are also taking the advantage of the Horizon platform to develop new media business. An agreement with China Information Broadcast Network Co. Ltd. has been concluded, which enables us to enter the mobile phone market in China. At the same time, the fast growing digital platform in China has created opportunities for Horizon Channel with the successful conclusion of a carriage deal for “Horizon Daily” to be distributed on a digital network in Shanghai.

During the year, the Group has also spent efforts to expand its business beyond the conventional residential and commercial markets. Leveraging on its content production capability, the Group is now the sole supplier of local news service to Hong Kong’s own flag carrier, Cathay Pacific Airways, on an in-flight channel on its planes. The Group will also be the supplier of content and exclusive commercial airtime sales agent for television service on KCR trains operating in Hong Kong following the successful conclusion of an agreement with Kowloon-Canton Railway Corporation. The service will be launched in the second half of this year. These initiatives have given a new dimension to the Group’s content subscription service for additional revenue as well as exposure to the community at large. The Group will continue to explore other media of exposure for new business opportunities both within and outside Hong Kong.

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OPERATIONS REPORT

Airtime Sales

2004 saw robust growth of the commercial airtime sales business, with total revenue growing 54% over 2003.

That effectively demonstrates our strength in on-target multi-channel advertising approach. With wide acceptance from the market, we continued to expand our clientele to a diverse range and attract a substantial number of prestigious new advertisers in 2004.

The Group remained optimistic on continued growth for this sector of business with the overall improvement of the economy, the proprietary content in the Group’s stable and continued refinement of its on-target multi-channel approach.

Corporate and Community Affairs

At i-CABLE, we realise our success depends on attracting and retaining the most able and dedicated people at all levels of the organisation, and providing a stimulating and yet harmonious working environment where teamwork and a responsible attitude toward society are encouraged.

Our performance management system of accountability for business performance offers everyone the opportunity to share in the success of i-CABLE, which is a direct result of the contribution and talents of each of our staff members. The performance management system rewards contributions based on performance criteria that are transparent and challenging to energise everyone to work harder, and has over the years successfully instilled a payfor- performance culture and built up a team of capable and highly motivated employees.

The Group is committed to being a good corporate citizen. With a “spirit to serve”, our Corporate Volunteer Team members have contributed their personal time, skills and most importantly their compassion to build a more caring and cohesive society in Hong Kong.

22    i-CABLE COMMUNICATIONS LIMITED  Annual Report 2004

In 2004, the team has joined forces with various social welfare agencies including the Baptist Assembly, the Social Welfare Department and the Hong Kong Federation of Youth Groups, to organise scarf-knitting and wall painting campaigns, visits to the underserved communities, etc. Since its establishment in 2002, the team has provided almost 9,000 hours of volunteer services to society.

We have also taken part in fund-raising activities of the Community Chest and other communities as well as environmental protection bodies. For the second year running, we have received from The Hong Kong Council of Social Service the Caring Company Logo Award for our involvement in serving the needs of the community.

In the aftermath of the tsunami disaster that hit East Asia in late 2004, the Group was heavily involved in the fundraising activities in Hong Kong for relief works there. The Group was instrumental in organising a marathon charity show where top artistes in Hong Kong raised much needed funds for those hit by the disaster. Apart from keeping the citizens of Hong Kong informed of the most up-to-date on-the-spot developments, our news team has also been commended for providing assistance to victim families at the disaster scene.

Riding on the occasion of the public display of the English Premier League Trophy in Hong Kong which we organised, we helped raise funds for elite sportsmen training and the Regeneration Society by conducting the “Make-a-Wish” programme and by donating invaluable soccer stars’ memorabilia for auction at the annual charity event, Run With Your Heart, to which we also gave our full support.

The Group has also been active in participating in affairs of international and local professional and public service bodies. We worked with the Cable and Satellite Broadcasting Association of Asia Ltd (CASBAA) to bring its annual convention back to Hong Kong and provided support to the Securities and Futures Commission in its public education programme.

As we look to the future, all colleagues will continue to work as a team to prosper in the even more competitive and demanding market situation to achieve further business success.

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OUTLOOK

OPERATIONS REPORT

New opportunities open with expansion of service distribution and content production.

Outlook

The economic recovery and clear competitive edge of our core businesses have enabled the Group to end 2004 on a high note. The leadership position of its Pay TV service remained robust while its Broadband service was back on a growth trend, both in terms of subscription and income. A voice service launched together with a service partner during the third quarter of the year further enhanced the competitiveness of its products.

The competition landscape for the year to come will continue to be difficult with competitors going all out to chip away the Group’s leadership position in both the Pay TV and Broadband service markets. The Group will not only focus on enhancing its market penetration in the conventional market but will also strive to expand its service to new markets to enhance its reach as well as income.

In the conventional market, the Group will continue to enhance its programming and service quality to not only maintain, but expand, its position in the market for both services. At the same time, the Group will build on efforts over the past few years to expand its services beyond Hong Kong.

During the year, not only had the Group expanded the reach of its satellite channel - Horizon - in China, the channel has now reached the Americas and will soon land in countries in Southeast Asia, such as Malaysia.

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Not content with serving only the conventional television market, the Group has taken active steps during the year to expand its content service beyond residential homes and commercial places such as bars and karaoke.

The year also saw the realisation of the Group’s “triple play” strategy with the launch of a voice service on the Group’s IP telecommunications network. This has not only provided an additional income source but also enhanced the flexibility of the Group’s marketing capability.

In 2005, the Group will embark on a film production venture as a logical and significant step in advancing i-CABLE’s ongoing strategy, starting with the launch of the Cable Entertainment News and Horizon channels, to further invest in the entertainment content business to enhance its growth.

The venture will be taken up by a subsidiary company, Sundream Motion Pictures Limited, to produce up to 20 full length feature films in the next two years in collaboration with local film production houses. A distribution partner, EDKO Films Ltd, which has produced and distributed the highly acclaimed movie “Crouching Tiger Hidden Dragon,” has been lined up.

The new venture will be managed as professionally and prudently as we do for our existing businesses and investment in films will be carefully evaluated on a project by project basis and closely monitored in terms of both quality and budget control.

Early investments on network, content production, marketing and customer service infrastructure have made these new services possible with little incremental cost and enabled the Group to prevail over competition as well as to reap returns as the economy turns around. The Group is confident that it will grow as the overall economy continues to improve.

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Financial Statements

Management Discussion and Analysis	29
Report of the Directors	31
Report of the Auditors	33
Consolidated Profit and Loss Account	34
Consolidated Balance Sheet	35
Company Balance Sheet	36
Statements of Changes in Equity	37
Consolidated Cash Flow Statement	38
Notes to the Accounts	39
Five-year Financial Summary	62
Disclosure of Further Corporate Information	63
Disclosure of Connected Transactions	71
Corporate Information	74

Management Discussion and Analysis

A.	REVIEW OF 2004 OPERATING RESULTS

Notwithstanding intense competition in both core businesses, the Group continued to grow its Pay TV and broadband subscriber bases and improved its profitability in 2004.

Consolidated turnover increased by 11% or HK$229 million to HK$2,372 million reflecting an increase of HK$154 million in Pay TV turnover and a HK$72 million increase in Internet & Multimedia turnover.

Operating costs before depreciation increased by 14% to HK$1,544 million as programming cost increased by 22% to HK$791 million due primarily to the carriage of UEFA Euro 2004 and higher other programme acquisition costs. Network and other operating costs increased by 5% to HK$381 million due to an increase in network repair and maintenance costs and provision for obsolete inventories. Selling, general and administrative expenses increased by 9% to HK$373 million due primarily to higher marketing expenses and sales costs.

Earnings before interest, tax and depreciation rose by 5% to HK$828 million.

Depreciation decreased by 1% to HK$532 million due mainly to the expiration of depreciation cycles on network assets, partly offset by further capital investments.

Profit from operations rose by HK$45 million or 18% to HK$296 million.

Finance costs decreased by HK$15 million with a corresponding HK$8 million drop in interest income to deliver HK$7 million savings in net finance costs mainly due to the full redemption of HK$300 million of fixed rate convertible bonds in November 2003. An income tax provision of HK$12 million was made for the potential tax liability from a leveraged leasing transaction. Please refer to the Contingent Liabilities section for further details.

Net profit attributable to shareholders increased by 29% or HK$64 million to HK$284 million.

Basic earnings per share were 14.1 cents as compared to 10.9 cents in 2003.

B.	SEGMENTAL INFORMATION

Pay Television

Subscribers grew by 47,000 or 7% to 702,000 notwithstanding new competition in the market. Net subscriber addition of 20,000 was achieved during the second half of the year as subscriber growth picked up again in the fourth quarter after a soft third quarter. ARPU improved by 2% to HK$225, largely attributable to an increase in commercial airtime revenue. As a result, turnover increased by 9% to HK$1,888 million. Operating costs after depreciation increased by 10% to HK$1,420 million due to rises in programming costs. Operating profit increased by 6% to HK$469 million.

Internet & Multimedia

Broadband subscribers grew by 34,000 or 13% to 291,000. Momentum was rejuvenated in the second half as net subscriber addition increased to 28,000 due mainly to successful service enhancement through network upgrade, bundling strategies and introduction of value-added services. ARPU increased by 9% to HK$140. The Group also launched a VoIP conveyance service during the second half of 2004 and had over 29,000 lines in service as of the end of 2004. Turnover increased by 18% to HK$481 million. Operating costs after depreciation increased by 6% to HK$525 million due to rises in network and marketing costs. Operating loss on a full cost allocation basis nearly halved to HK$44 million. On an incremental basis, this business segment has continued to be profitable since 2002.

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Management Discussion and Analysis (continued)

C.	LIQUIDITY AND FINANCIAL RESOURCES

As of December 31, 2004, the Group had net cash of HK$115 million, as compared to HK$29 million a year ago.

The consolidated net asset value of the Group as at December 31, 2004 was HK$1,828 million, or HK$0.91 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. To the extent that there was any exchange risk, the Group made use of financial instruments, where appropriate, to manage those risks.

Capital expenditure during the year amounted to HK$428 million as compared to HK$437 million in the preceding year. Major items included investments on digital set-top boxes, cable modems and related broadband equipment, television production facilities as well as further network upgrade and expansion. The digital conversion program on the Pay TV service has largely been completed.

The Group is comfortable with its present financial and liquidity position. Further ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds.

D.	CONTINGENT LIABILITIES

At December 31, 2004, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$662 million of which only HK$546 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department (“IRD”) regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group, pursuant to a leveraged leasing arrangement the Group had entered into during 1993 to 1995 which expired in September 2003.

To preserve its right, the IRD has issued protective assessments up to HK$272 million against various Group entities for the period from 1995/96 to 2003/04. The Group has since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. For the latter, the Partnerships have purchased HK$18 million Tax Reserve Certificates before December 31, 2004 and HK$7 million after year end, in satisfaction of the holdover condition.

The outcome of the discussions is uncertain. Based on the tax consultant’s advice, however, management is of the view that the Group’s tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million. After a provision of HK$12 million made in 2004, the maximum further tax liability is estimated at HK$30 million.

E.	HUMAN RESOURCES

The Group had a total of 2,982 employees at the end of 2004 (at December 2003: 2,847). Total salaries and related costs incurred in the corresponding period amounted to HK$753 million (2003: HK$728 million).

The Group is dedicated to attracting, developing and retaining the best people, and strives to offer its employees a challenging and yet harmonious working environment where teamwork and a responsible attitude towards the community are encouraged. The Group’s performance management system of accountability for business performance and its pay for performance culture offer every staff member the opportunity to share in its success.

To honour its obligations as a good corporate citizen and further its involvement in building a more caring and cohesive community in Hong Kong, the Group has established a Corporate Volunteer Team since 2002 to encourage active and persistent participation in community services in terms of real engagement. The Group’s commitment to the society also includes donations to the underserved communities through various non-profit organizations and social welfare agencies.

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Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2004.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its subsidiaries are set out in Note 29 to the Accounts on pages 57 and 58.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 2 to the Accounts on page 45.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the financial year ended December 31, 2004 are set out in the Consolidated Profit and Loss Account on page 34.

Appropriations of profits and movements in reserves during the financial year are set out in the Statements of Changes in Equity on page 37.

DIVIDENDS

An interim dividend of 3 cents per share was paid on October 12, 2004. The Directors now recommend the payment on May 18, 2005 of a final dividend of 4.5 cents per share in respect of the financial year ended December 31, 2004, payable to Shareholders on record as at May 11, 2005. This recommendation has been disclosed in the Accounts.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the financial year are set out in Note 12 to the Accounts on page 51.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The Group did not have any loans/borrowings at December 31, 2004.

DONATIONS

The Group made donations during the financial year totalling HK$194,000.

DIRECTORS

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung (appointed on September 28, 2004).

Mr. Anthony Yeung, being appointed as a Director of the Company after the last Annual General Meeting, is due to retire from the Board in accordance with Article 78 of the Company’s Articles of Association, and Mr. F. K. Hu and Mr. Victor Lo are also due to retire from the Board by rotation in accordance with Article 82, at the forthcoming Annual General Meeting. Being eligible, they offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Under the provisions of the Company’s Articles of Association, the Chairman of the Company is not subject to retirement from the Board by rotation. As regards the other seven Directors (six of them not holding any executive title of the Company), three of them will retire as Directors at the forthcoming Annual General Meeting to be held on May 11, 2005 as mentioned above, and the remaining four Directors will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2006 or 2007 in accordance with Article 82 of the Company’s Articles of Association.

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Report of the Directors (continued)

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company’s business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of The Wharf (Holdings) Limited (“Wharf”), whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group following the Company having become a publicly listed company in November 1999.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company granted under the Company’s Share Option Scheme (the “Share Scheme”) to certain executives/ employees of companies in the Group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the Share Scheme (subject to any such restrictions or alterations as may be prescribed or provided under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) from time to time in force), shares of the Company would be issued at such prices, not being less than 80% of the Company’s average closing price on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the board of directors of the Company. During the financial year, no share of the Company was issued to any Director of the Company under the Share Scheme.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 3, 2005

32    i-CABLE COMMUNICATIONS LIMITED  Annual Report 2004

To the shareholders of i-CABLE Communications Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 34 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company’s and the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, March 3, 2005

i-CABLE COMMUNICATIONS LIMITED  Annual Report 2004    33

Consolidated Profit and Loss Account

For the year ended December 31, 2004

	Note	2004 HK$’000	2003 HK$’000
Turnover	2, 3	2,371,727	2,142,813
Programming costs		(790,575)	(649,523)
Network and other operating expenses		(380,584)	(360,983)
Selling, general and administrative expenses		(372,738)	(343,098)

Profit from operations before depreciation		827,830	789,209
Depreciation		(532,113)	(538,599)

Profit from operations	3	295,717	250,610
Interest income	4	24	8,485
Finance costs	4	(238)	(15,610)
Non-operating income/(expenses)	5	1,499	(9,885)

Profit before taxation	4	297,002	233,600
Income tax	6(a)	(12,665)	(13,142)

Profit attributable to shareholders	9	284,337	220,458

Dividends attributable to the year	10
Interim dividend declared during the year		60,577	30,289
Final dividend proposed after the balance sheet date		90,866	80,769

		151,443	111,058

Earnings per share
Basic	11	14.1 cents	10.9 cents

Diluted	11	14.1 cents	10.9 cents

The notes on pages 39 to 61 form part of these accounts.

34	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

Consolidated Balance Sheet

At December 31, 2004

	Note	2004 HK$’000	2003 HK$’000
Non-current assets
Property, plant and equipment	12	2,050,787	2,169,729
Programming library	13	127,311	142,171
Deferred tax assets	28(b)	108,963	112,600
Non-current investments	14	9,725	9,725

		2,296,786	2,434,225

Current assets
Inventories	17	16,195	17,511
Accounts receivable from trade debtors	18	118,237	112,054
Deposits, prepayments and other receivables		116,119	84,693
Amounts due from fellow subsidiaries	19	1,416	3,453
Amount due from immediate holding company	23	320	—
Cash at bank and in hand		115,013	28,915

		367,300	246,626

Current liabilities
Amounts due to trade creditors	20	109,302	48,520
Accrued expenses and other payables		354,024	441,369
Receipts in advance and customers’ deposits		220,564	241,753
Taxation	28(a)	12,022	131,055
Amounts due to fellow subsidiaries	22	31,572	20,606
Amount due to immediate holding company	23	—	300

		727,484	883,603

Net current liabilities		(360,184)	(636,977)

Total assets less current liabilities		1,936,602	1,797,248
Non-current liabilities
Deferred tax liabilities	28(b)	108,963	112,600

NET ASSETS		1,827,639	1,684,648

Capital and reserves
Share capital	26	2,019,234	2,019,234
Reserves		(191,595)	(334,586)

		1,827,639	1,684,648

The notes on pages 39 to 61 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 3, 2005.

Stephen T. H. Ng	Samuel S. F. Wong
Chairman and Chief Executive Officer	Director and Chief Financial Officer

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	35

Company Balance Sheet

At December 31, 2004

	Note	2004 HK$’000	2003 HK$’000
Non-current assets
Investments in subsidiaries	15	12	8
Amounts due from subsidiaries	16	7,887,680	7,378,248

		7,887,692	7,378,256

Current assets
Prepayments and other receivables		799	482
Amount due from immediate holding company	23	702	—
Cash at bank and in hand		495	1,875

		1,996	2,357

Current liabilities
Accrued expenses and other payables		3,241	2,934
Amounts due to subsidiaries	21	628,546	56,752
Amount due to a fellow subsidiary	22	5,923	4,923

		637,710	64,609

Net current liabilities		(635,714)	(62,252)

NET ASSETS		7,251,978	7,316,004

Capital and reserves
Share capital	26	2,019,234	2,019,234
Reserves		5,232,744	5,296,770

		7,251,978	7,316,004

The notes on pages 39 to 61 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 3, 2005.

Stephen T. H. Ng	Samuel S. F. Wong
Chairman and Chief Executive Officer	Director and Chief Financial Officer

36	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

Statements of Changes in Equity

For the year ended December 31, 2004

	Reserves
	Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Revenue reserve HK$’000	Total reserves HK$’000	Total HK$’000
Group
Balance at January 1, 2003*	2,019,234	4,838,365	—	(5,332,831)	(494,466)	1,524,768
Profit for the year	—	—	—	220,458	220,458	220,458
Dividend approved in respect of the previous year	—	—	—	(30,289)	(30,289)	(30,289)
Dividend declared in respect of the current year	—	—	—	(30,289)	(30,289)	(30,289)

Balance at December 31, 2003*	2,019,234	4,838,365	—	(5,172,951)	(334,586)	1,684,648
Profit for the year	—	—	—	284,337	284,337	284,337
Dividend approved in respect of the previous year	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	—	—	—	(60,577)	(60,577)	(60,577)
Transfer to special capital reserve**	—	—	3,345	(3,345)	—	—

Balance at December 31, 2004*	2,019,234	4,838,365	3,345	(5,033,305)	(191,595)	1,827,639

Company
Balance at January 1, 2003	2,019,234	4,838,365	—	409,255	5,247,620	7,266,854
Profit for the year	—	—	—	109,728	109,728	109,728
Dividend approved in respect of the previous year	—	—	—	(30,289)	(30,289)	(30,289)
Dividend declared in respect of the current year	—	—	—	(30,289)	(30,289)	(30,289)

Balance at December 31, 2003	2,019,234	4,838,365	—	458,405	5,296,770	7,316,004
Profit for the year	—	—	—	77,320	77,320	77,320
Dividend approved in respect of the previous year	—	—	—	(80,769)	(80,769)	(80,769)
Dividend declared in respect of the current year	—	—	—	(60,577)	(60,577)	(60,577)

Balance at December 31, 2004	2,019,234	4,838,365	—	394,379	5,232,744	7,251,978

At December 31, 2004, reserves of the Company available for distribution to shareholders amounted to HK$394,379,000 (December 31, 2003: HK$458,405,000).

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account. Details of the special capital reserve are set out in Note 27 to the accounts.

The notes on pages 39 to 61 form part of these accounts.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	37

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	2004 HK$’000	2003 HK$’000
Operating activities
Profit before taxation	297,002	233,600
Adjustments for:
Finance costs	238	15,610
Interest income	(24)	(8,485)
Depreciation	532,113	538,599
Amortisation of programming library	92,860	95,152
Gain on disposal of listed investments	—	(99)
Impairment loss on property, plant and equipment	3,824	5,734
(Gain)/loss on disposal of property, plant and equipment	(1,499)	7,593

Operating profit before changes in working capital	924,514	887,704
Decrease in inventories	9,135	5,772
Increase in accounts receivable from trade debtors	(6,183)	(22,574)
Increase in deposits, prepayments and other receivables	(29,967)	(54,780)
Decrease in amounts due from fellow subsidiaries	2,037	4,744
Increase/(decrease) in amounts due to trade creditors	32,336	(2,721)
(Decrease)/increase in accrued expenses and other payables	(12,492)	54,489
Decrease in receipts in advance and customers’ deposits	(21,189)	(140,821)
Increase in amounts due to fellow subsidiaries	10,966	3,848
Net change in amounts due from/to immediate holding company	(620)	(232)

Cash generated from operations	908,537	735,429
Interest received	24	10,704
Interest paid	(238)	(15,690)
Hong Kong Profits Tax paid	(131,639)	(10,890)
Overseas tax paid	(59)	—

Net cash from operating activities	776,625	719,553

Investing activities
Purchase of property, plant and equipment	(459,036)	(362,788)
Additions to programming library	(95,357)	(90,729)
Proceeds from sales of property, plant and equipment	5,161	7,982
Redemption of deposits with financial institutions	—	468,000
Proceeds from disposal of investments	—	27,078

Net cash (used in)/generated from investing activities	(549,232)	49,543

Financing activities
Repayment of bank loans	—	(386,299)
Dividends paid	(141,295)	(60,578)
Redemption of convertible bonds	—	(300,000)

Net cash used in financing activities	(141,295)	(746,877)

Net increase in cash and cash equivalents	86,098	22,219
Cash and cash equivalents at January 1	28,915	6,696

Cash and cash equivalents at December 31	115,013	28,915

The notes on pages 39 to 61 form part of these accounts.

38	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

Notes to the Accounts

1.	Significant accounting policies

(a)	Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies currently adopted by the Group is set out below.

(b)	Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost except for certain investments in securities which are recorded at fair value as explained in the accounting policies set out below.

(c)	Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

All material intra-Group transactions and balances are eliminated on consolidation.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 1(r) below), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

(d)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired.

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the profit and loss account (see Note 1(r) below).

For acquisitions on or after January 1, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see Note 1(r) below).

On disposal of a controlled subsidiary during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	39

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(e)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see Note 1(r) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. The estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognised as a provision under SSAP 28 “Provisions, contingent liabilities and contingent assets” issued by the HKICPA, is also included.

Depreciation is provided on a straight-line basis on the cost of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is provided on a straight-line basis on the cost of other assets at rates determined by the estimated useful lives of the assets ranging from two to 40 years.

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%

Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%

Leasehold land	Shorter of 40 years and unexpired term of land leases

Buildings	2.5%

Leasehold improvements	8.33%

(f)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the Group’s television channels, and commissioned programmes for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation and any impairment losses (see Note 1(r) below). Amortisation is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Commissioned programmes for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii)	Live programmes

Live programmes consist of third party feed programmes and are charged to the profit and loss account upon telecast of the programmes. Payments made in advance or in arrears of programme costs recognised are recorded as prepayments or accruals, as appropriate.

(iii)	In-house developed programmes

In-house developed programmes consist primarily of news, documentary and general entertainment programmes which take a short time from production to telecast. Accordingly, the costs of in-house developed programmes are written off in the period in which they are incurred.

40	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

1.	Significant accounting policies (continued)

(g)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provisions for obsolescence.

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(i)	Revenue recognition

Revenue is recognised in the profit and loss account provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognised at the time when the services are provided.

(ii)	Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in Note 1(i)(i) and (ii) above. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(v)	Programme licensing income is recognised on a straight-line basis over the licence period or in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

(vi)	When the outcome of construction contracts relating to the Group’s satellite television services business can be estimated reliably, revenue from a fixed price contract is recognised using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognised only to the extent that recovery of contract costs is probable.

(vii)	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

(viii)	Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(j)	Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	41

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(k)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

42	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

1.	Significant accounting policies (continued)

(l)	Operating leases

Rentals payable and rentals receivable in respect of assets held or provided under operating leases are recognised in the profit and loss account in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in the profit and loss account as an integral part of the aggregate net lease rentals payable or receivable.

(m)	Foreign currency translation

The functional currency of the Group’s operations is the Hong Kong dollar.

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit and loss on disposal.

(n)	Allowance for doubtful accounts

An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

(o)	Construction contracts

The accounting policy for contract revenue is set out in Note 1(i)(vi) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense with reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings. Amounts received before the related work is performed are included under current liabilities, and amounts billed but not yet paid by the customer for work performed on a contract are included under current assets.

(p)	Related party transactions

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	43

Notes to the Accounts (continued)

1.	Significant accounting policies (continued)

(q)	Other investments in securities

(i)	Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii)	Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(r)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognised no longer exists or may have decreased:

•	property, plant and equipment;

•	investments in subsidiaries (except for those accounted for as other investments in securities as mentioned in Note 1(c) above);

•	programming library; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

44	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

1.	Significant accounting policies (continued)

(s)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise non-domestic television services and programme licensing business, financial and corporate assets, interest-bearing borrowings and corporate and financing expenses.

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii)	Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of property, plant and equipment not yet recognised as an expense.

(iii)	When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

2.	Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 29 to the accounts.

Turnover comprises principally subscription and installation fees for cable television and Internet services, Internet Protocol Point wholesale services and also includes equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, channel distribution fees, television relay service income, programme licensing income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, portal and mobile content service income, television magazine sales, late payment charges to subscribers and similar income.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	45

Notes to the Accounts (continued)

3.	Segment information

Business segments

	Segment revenue		Segment result
	2004 HK$’000	2003 HK $’000	2004 HK$’000	2003 HK$’000
Pay television	1,888,448	1,734,208	468,868	444,138
Internet and multimedia	480,574	408,605	(44,227)	(84,775)
Unallocated	6,133	—	(128,924)	(108,753)
Inter-segment elimination	(3,428)	—	—	—

	2,371,727	2,142,813

Profit from operations			295,717	250,610
Interest income			24	8,485
Finance costs			(238)	(15,610)
Income tax			(12,665)	(13,142)
Non-operating income/(expenses)			1,499	(9,885)

Profit attributable to shareholders			284,337	220,458

	Segment assets		Segment liabilities
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Pay television	1,578,387	1,616,550	527,595	539,354
Internet and multimedia	803,767	881,402	151,504	181,550

	2,382,154	2,497,952	679,099	720,904
Unallocated assets/liabilities	281,932	182,899	157,348	275,299

	2,664,086	2,680,851	836,447	996,203

Other information

	Property, plant and equipment		Programming library		Depreciation		Amortisation
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Pay television	243,330	251,533	65,358	81,934	279,263	289,362	84,822	94,485
Internet and multimedia	182,575	173,992			247,300	243,597

Geographical segments

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

46	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

4.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004 HK$’000	2003 HK$’000
Interest income
Interest income from listed investments	—	(205)
Interest income from deposits with banks and other financial institutions	(24)	(8,280)

	(24)	(8,485)

Finance costs
Interest expenses on bank loans and overdrafts repayable within five years	238	4,843
Interest expenses on convertible bonds repayable within five years	—	10,767

	238	15,610

Other items
Depreciation:
– assets held for use in operating leases	59,211	71,346
– others	472,902	467,253
Amortisation of programming library*	92,860	95,152
Cost of inventories	21,866	21,093
Rentals payable under operating leases in respect of land and buildings	41,160	42,603
Contribution to defined contribution plans	26,700	27,110
Auditors’ remuneration	2,147	1,981
Rentals receivable under operating leases in respect of:
– subleased land and buildings	(4,725)	(5,392)
– owned plant and machinery	(93,733)	(55,491)
Net realised gain on disposal of listed investments	—	(99)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.

Operating expenses are analysed by nature in compliance with SSAP 1, “Presentation of Financial Statements” as follows:

	2004 HK$’000	2003 HK$’000
Depreciation and amortisation (including amortisation of programming library)	624,973	633,751
Staff costs	669,959	647,313
Other operating expenses	781,078	611,139

Total operating costs	2,076,010	1,892,203

5.	Non-operating income/(expenses)

These comprise:

	2004 HK$’000	2003 HK$’000
Net gain/(loss) on disposal of property, plant and equipment	1,499	(7,593)
Net realised exchange loss on foreign currency deposits	—	(2,292)
	1,499	(9,885)

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	47

Notes to the Accounts (continued)

6.	Income tax in the consolidated profit and loss account

(a)	Taxation in the consolidated profit and loss account represents:

	2004 HK$’000	2003 HK$’000
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	—	139,933
Under provision in respect of prior year	589	—

	589	139,933

Current tax – Overseas
Tax for the year	76	5

Provision for protective assessments on leasing partnerships	12,000	—

Deferred tax
Reversal of temporary differences	—	(138,683)
Effect of increase in tax rate on deferred tax balances at January 1	—	11,887

	—	(126,796)

	12,665	13,142

The provision for Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country.

In 2003, a provision amounting to HK$139,933,000 was made upon the crystallisation of a deferred tax liability provided for pursuant to a leveraged leasing arrangement the Group had entered into during 1993 to 1995 which expired in September 2003. An additional HK$11,887,000 provision was also made for the effect of an increase in tax rate to 17.5% from 16% previously assumed in the deferred tax liability’s original measurement.

The Group is in discussion with the Inland Revenue Department (“IRD”) regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group, pursuant to the said leveraged leasing arrangement.

To preserve its right under the dispute, the IRD has issued protective assessments up to HK$272 million against various Group entities for the period from 1995/96 to 2003/04. The Group has since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. For the latter, the Partnerships have purchased HK$18 million Tax Reserve Certificates (“TRCs”) before December 31, 2004 and HK$7 million after yearend, in satisfaction of the holdover condition.

The management is of the view that the Group’s maximum tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million.

Although the outcome of the discussions is still uncertain, the management considers that there are grounds to contest the protective assessments and will pursue this case vigorously, unless a compromised settlement can be reached with the IRD. Notwithstanding the foregoing, on the grounds of prudence, based on a counter-offer under contemplation, the management has decided to make a provision of HK$12 million in 2004 (2003: Nil) for the Group’s expected share of the tax liability.

48	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

6.	Income tax in the consolidated profit and loss account (continued)

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2004%	2003%
Statutory income tax rate	17.5	17.5
Tax effect of non-deductible expenses	0.2	1.0
Tax effect of non-taxable revenue	(0.3)	(3.7)
Under provision in prior year	0.2	—
Utilisation of unrecognised tax losses of previous years	(17.4)	(14.3)
Tax effect of protective assessments on leasing partnerships	4.1	—
Effect on opening deferred tax balances resulting from increase in tax rate during the year	—	5.1

Effective income tax rate	4.3	5.6

7.	Directors’ emoluments

Details of Directors’ emoluments are as follows:

	2004 HK$’000	2003 HK$’000
Fees	145	143
Basic salaries, housing and other allowances, and benefits in kind	3,897	3,417
Retirement scheme contributions	262	213
Discretionary bonuses and/or performance related bonuses	4,943	4,142
Compensation for loss of office	—	—
Inducement for joining the Group	—	—

	9,247	7,915

Included in the Directors’ emoluments were fees of HK$85,000 (2003: HK$88,000) payable to the independent non-executive Directors, at the rate of HK$20,000 (2003: HK$20,000) per Director per annum.

Except Directors’ fees of HK$145,000 (2003: HK$143,000), certain Directors’ emoluments disclosed above were paid directly by the Company’s ultimate holding company, The Wharf (Holdings) Limited (“Wharf”), (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 32(v)).

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme and Wharf’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share Option Scheme of the Company” in Disclosure of Further Corporate Information.

The emoluments of the Directors are within the following bands:

HK$	2004 Number of directors	2003 Number of directors
Nil–1,000,000	6	7
1,500,001–2,000,000	—	1
2,500,001–3,000,000	1	—
5,500,001–6,000,000	—	1
6,000,001–6,500,000	1	—

	8	9

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	49

Notes to the Accounts (continued)

8.	Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2003: one) is a Director whose emoluments are disclosed in Note 7. The aggregate of the emoluments in respect of the other four (2003: four) individuals are as follows:

	2004 HK$’000	2003 HK$’000
Basic salaries, housing and other allowances, and benefits in kind	8,907	8,892
Retirement scheme contributions	499	534
Discretionary bonuses and/or performance related bonuses	4,073	4,024
Compensation for loss of office	—	—
Inducement for joining the Group	—	—

	13,479	13,450

The emoluments of the four (2003: four) individuals with the highest emoluments are within the following bands:

HK$	2004 Number of individuals	2003 Number of individuals
2,500,001–3,000,000	1	1
3,000,001–3,500,000	1	2
3,500,001–4,000,000	2	1

	4	4

9.	Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a loss of HK$251,000 (2003: a profit of HK$1,728,000) which has been dealt with in the accounts of the Company.

	2004 HK$’000	2003 HK$’000
Amount of consolidated (loss)/profit attributable to shareholders dealt with in the Company’s accounts	(251)	1,728
Final dividend from subsidiaries attributable to the profits of prior years declared and received during the year	58,671	108,000
Interim dividend from subsidiaries attributable to the profits of current year declared and received during the year	18,900	—

Company’s profit for the year	77,320	109,728

10.	Dividends

(a)	Dividends attributable to the year

	2004 HK$’000	2003 HK$’000
Interim dividend declared and paid of 3 cents per share (2003: 1.5 cents per share)	60,577	30,289
Final dividend proposed after the balance sheet date of 4.5 cents per share (2003: 4 cents per share)	90,866	80,769

	151,443	111,058

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

50	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

10.	Dividends (continued)

(b)	Dividend attributable to the previous financial year, approved and paid during the year

	2004 HK$’000	2003 HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 4 cents per share (2003: 1.5 cents per share)	80,769	30,289

11.	Basic and diluted earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$284,337,000 (2003: HK$220,458,000) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2003: 2,019,234,400).

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$284,337,000 (2003: HK$220,458,000) and the weighted average number of ordinary shares of 2,019,234,400 (2003: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

No share options were exercised in the current and prior years. Accordingly this has no dilutive effect on the number of shares for both years.

12.	Property, plant and equipment

	Group
	Network, decoders, cable modems and television production systems HK$’000	Furniture, fixtures, other equipment and motor vehicles HK$’000	Leasehold land and buildings in Hong Kong			Leasehold improvements HK$’000	Total HK$’000
			Long lease HK$’000	Medium lease HK$’000	Short lease HK$’000
Cost
At January 1, 2004	5,093,569	514,200	3,306	2,673	70	281,209	5,895,027
Additions	389,165	33,329	—	—	—	5,982	428,476
Disposals	(303,271)	(5,520)	—	—	—	—	(308,791)
Reclassification	(10,185)	—	—	—	—	—	(10,185)

At December 31, 2004	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527

Accumulated depreciation
At January 1, 2004	3,137,606	409,302	1,141	214	70	176,965	3,725,298
Charge for the year	471,596	34,196	76	67	—	26,178	532,113
Impairment loss	3,236	588	—	—	—	—	3,824
Written back on disposals	(299,785)	(5,344)	—	—	—	—	(305,129)
Reclassification	(2,366)	—	—	—	—	—	(2,366)

At December 31, 2004	3,310,287	438,742	1,217	281	70	203,143	3,953,740

Net book value
At December 31, 2004	1,858,991	103,267	2,089	2,392	—	84,048	2,050,787

At December 31, 2003	1,955,963	104,898	2,165	2,459	—	104,244	2,169,729

As at December 31, 2004, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$284,583,000 (2003: HK$331,896,000) and the related accumulated depreciation was HK$114,499,000 (2003: HK$151,377,000).

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	51

Notes to the Accounts (continued)

13.	Programming library

Group HK$’000
Cost
At January 1, 2004	432,512
Additions	78,000
Written off	(121,149)

At December 31, 2004	389,363

Accumulated amortisation
At January 1, 2004	290,341
Charge for the year	92,860
Written off	(121,149)

At December 31, 2004	262,052

Net book value
At December 31, 2004	127,311

At December 31, 2003	142,171

14.	Non-current investments

	Group
	2004 HK$’000	2003 HK$’000
Unlisted equity securities	9,725	9,725

15.	Investments in subsidiaries

	Company
	2004 HK$’000	2003 HK$’000
Unlisted shares at cost	12	8

Particulars of subsidiaries are set out in Note 29.

16.	Amounts due from subsidiaries

Amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment.

52	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

17.	Inventories

	Group
	2004 HK$’000	2003 HK$’000
Spare parts and consumables	36,271	33,487
Less: Provision for obsolescence	(20,076)	(15,976)

	16,195	17,511

Included in spare parts and consumables are inventories of HK$16,195,000 (2003: HK$17,511,000) stated net of provision made in order to value these inventories at the lower of their cost and estimated net realisable value.

18.	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

	Group
	2004 HK$’000	2003 HK$’000
0 to 30 days	75,521	67,615
31 to 60 days	19,612	19,526
61 to 90 days	13,588	12,530
Over 90 days	9,516	12,383

	118,237	112,054

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

19.	Amounts due from fellow subsidiaries

Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

20.	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	Group
	2004 HK$’000	2003 HK$’000
0 to 30 days	5,490	17,493
31 to 60 days	21,814	7,952
61 to 90 days	26,989	14,125
Over 90 days	55,009	8,950

	109,302	48,520

21.	Amounts due to subsidiaries

Amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment.

22. Amounts due to fellow subsidiaries

Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	53

Notes to the Accounts (continued)

23.	Amount due from/to immediate holding company

Amount due from/to immediate holding company is unsecured, interest free, and has no fixed terms of repayment.

24.	Current assets and current liabilities

Included under current assets and current liabilities are amounts which are expected to be recovered/settled after more than one year as follows:

	Group		Company
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Inventories	4,969	5,258	—	—
Accounts receivable from trade debtors	85	61	—	—
Deposits, prepayments and other receivables	42,306	12,982	—	—
Amounts due from fellow subsidiaries	1,416	2,292	—	—
Accrued expenses and other payables	(1,900)	(1,712)	—	—
Receipts in advance and customers’ deposits	(84,531)	(82,444)	—	—
Amounts due to fellow subsidiaries	(36)	(44)	—	—

25.	Equity compensation benefits

Pursuant to the Company’s share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

Details of the share option scheme are disclosed under the paragraph “Share Option Scheme of the Company” in Disclosure of Further Corporate Information.

(a)	Movements in share options

	2004 Number	2003 Number
At January 1	28,791,500	58,543,600
Lapsed	(1,079,900)	(29,752,100)

At December 31	27,711,600	28,791,500

Options vested at December 31	15,009,600	10,170,300

(b)	Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2004 Number	2003 Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK$10.49	15,640,000	16,270,000
February 19, 2001	July 1, 2002 to December 31, 2005	HK$3.30	11,691,600	12,141,500
October 9, 2002	January 1, 2004 to December 31, 2005	HK$3.30	380,000	380,000

			27,711,600	28,791,500

(c)	No share options were granted or exercised during the current and prior years.

54	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

26.	Share capital

	2004 HK$’000	2003 HK$’000
Authorised 8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000
Issued and fully paid 2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

27.	Special capital reserve

Pursuant to a written resolution of a subsidiary under the Group, dated November 19, 2004, and with the sanction of an Order of the High Court of the Hong Kong Special Administrative Region dated December 15, 2004 (“date of the capital reduction”), the issued share capital of the subsidiary was reduced from 4,427,266,000 shares of HK$1 each to 750,000,000 shares of HK$1 each (the “Capital Reduction”). The credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the profit and loss account of the subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004 and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004, collectively the relevant assets (“relevant assets”), to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realised profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2004, the Limit of the special capital reserve, as reduced by HK$916,109 related to recoveries and reversals of provisions of the relevant assets, was HK$1,957,608,157, and the amount standing to the credit of the special capital reserve was HK$3,344,694.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	55

Notes to the Accounts (continued)

28.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	Group
	2004 HK$’000	2003 HK$’000
Provision for Hong Kong Profits Tax for the year	—	139,933
Overseas taxation	22	5
Provisional Profits Tax paid	—	(8,883)
Provision for protective assessments on leasing partnerships (Note 6(a))	12,000	—

	12,022	131,055

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Total HK$’000
At January 1, 2003	264,435	(137,639)	126,796
Credited to consolidated profit and loss account (Note 6(a))	(13,199)	(113,597)	(126,796)

At December 31, 2003	251,236	(251,236)	—
(Credited)/charged to consolidated profit and loss account (Note 6(a))	(12,361)	12,361	—

At December 31, 2004	238,875	(238,875)	—

	2004 HK$’000	2003 HK$’000
Net deferred tax assets recognised on the balance sheet	(108,963)	(112,600)
Net deferred tax liabilities recognised on the balance sheet	108,963	112,600

	—	—

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	2004 HK$’000	2003 HK$’000
Future benefit of tax losses	899,873	954,093
Provision for obsolete inventories	35	35
Provision for bad and doubtful debts	426	—

	900,334	954,128

56	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

29.	Particulars of subsidiaries

The subsidiaries of the Company at December 31, 2004 were as follows:

	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held
Name of company				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Programme licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each 2 non-voting deferred shares of HK$1 each	100 —	— —

Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime, programme licensing and channel carriage service	2 ordinary shares of HK$1 each	—	100

Hong Kong Cable Television Limited	Hong Kong	Pay television services	750,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Cineplex Limited	Hong Kong	Inactive	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE China Limited	British Virgin Islands	Inactive	500 ordinary shares of US$1 each	—	100

i-CABLE Enterprises Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

i-CABLE Network Limited	Hong Kong	Network operation services	100 ordinary shares of HK$1 each 2 non-voting deferred shares of HK$1 each	— —	100 —

i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services and programme licensing	2 ordinary shares of HK$1 each	—	100

i-CABLE WebServe Limited	Hong Kong	Internet and multimedia services	2 ordinary shares of HK$1 each	—	100

i-CABLE Ventures Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	—

Kreuger Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	—	100

Maspon Company Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each 2 non-voting deferred shares of HK$1 each	— —	100 —

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	57

Notes to the Accounts (continued)

29.	Particulars of subsidiaries (continued)

Name of company	Place of incorporation/ operation	Principal activities	Particulars of Issued capital, all fully paid	Percentage of ordinary — shares held —
				Directly	Indirectly
Moscan Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US $1 each	—	100
New Television and Film International Limited (renamed as Hong Kong Cable News Express Limited on February 8, 2005)	Hong Kong	Advertising airtime	2 ordinary shares of HK $10 each	—	100
Rediffusion Engineering Limited	Hong Kong	Systems installation and operation	100 ordinary shares of HK $1 each	—	100
			2 non-voting deferred shares of HK $1 each	—	—
Rediffusion (Hong Kong) Limited	Hong Kong	Cable television relay services	100 ordinary shares of GBP0.50 each	—	100
			40,000 non-voting deferred shares of GBP0.50 each	—	—
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK $10 each	—	100
Riddlewood Company Limited	Hong Kong	Investment holding	2 ordinary shares of HK $1 each	—	100
	The People’ s Republic of China	Technical services	HK$ 1,000,000	—	100
	The People’ s Republic of China	Market research and consulting services in film and television industries	HK$ 1,000,000	—	100

Details of partnerships held indirectly through subsidiaries at December 31, 2004 were as follows:

Name of partnership	Law under which incorporated	Principal activities	Percentage of interest
The Cable Leasing Partnership	Hong Kong	Inactive	100
The Network Leasing Partnership	Hong Kong	Inactive	100

*	Company not audited by KPMG.

58	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

30.	Commitments

Commitments outstanding as at December 31, 2004 not provided for in the accounts were as follows:

	Group		Company
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Capital commitments
– Authorised and contracted for	17,366	78,240	—	—
– Authorised but not contracted for	61,313	154,487	—	—

	78,679	232,727	—	—

Programming and other commitments
– Authorised and contracted for	695,255	217,294	—	—
– Authorised but not contracted for	80,835	25,652	—	—

	776,090	242,946	—	—

Operating lease commitments
– Within one year	25,810	31,982	—	—
– After one year but within five years	32,126	46,235	—	—
– After five years	60,608	—	—	—

	118,544	78,217	—	—

	973,313	553,890	—	—

(a)	Operating lease commitments

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment and decoders to subscribers under operating leases which are renewable on a monthly basis. None of the leases includes contingent rentals.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	59

Notes to the Accounts (continued)

30.	Commitments (continued)

(b)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2004 amounted to HK$4,210,000 (2003: HK$6,037,000).

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	Group		Company
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Within one year	9,377	6,735	—	—

(c)	Other commitments

During the year, the Group entered into a forward exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2005. The Group had, as at December 31, 2004, an outstanding forward contract to buy foreign currency with a notional principal value of HK$101 million equivalent.

31.	Contingent liabilities

As at December 31, 2004, there were contingent liabilities in respect of the following:

(i)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(ii)	Guarantees, indemnities and letters of awareness to banks totalling HK$662 million (2003: HK$185 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2004, HK$546 million (2003: HK$55 million) was utilised by the subsidiaries.

(iii)	As explained in Note 6(a), the Group is in discussion with the Inland Revenue Department regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group. The management is of the view that the Group’s maximum tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million. After a provision of HK$12 million made in 2004, the maximum further tax liability is estimated at HK$30 million.

32.	Related party transactions

The following represent material related party transactions between the Group and related parties during the year ended December 31, 2004:

	2004 HK$’000	2003 HK$’000
Interest expenses on convertible bonds held by the Wharf group (Note (i))	—	10,767
Rentals payable and related management fees on land and buildings (Note (ii))	35,413	38,360
Rentals receivable on land and buildings (Note (iii))	(4,467)	(4,455)
Network repairs and maintenance services charge (Note (iv))	(21,191)	(21,344)
Management fees (Note (v))	11,634	11,634
Computer services (Note (vi))	14,049	14,158
Leased line and Public Non-Exclusive Telecommunications Service (“PNETS”) charges and international bandwidth access charges (Note (vii))	24,771	24,496
Project management fees (Note (viii))	(6,512)	(7,135)
Internet Protocol Point wholesale services charge (Note (ix))	(1,417)	—

60	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

32.	Related party transactions (continued)

Notes:

(i)	This represents interest expenses on convertible bonds held by the Wharf group prior to the bonds’ maturity on November 23, 2003.

(ii)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2004, related rental deposits amounted to HK$7,511,000 (2003: HK$7,513,000).

(iii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iv)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(v)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.

(vi)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vii)	This represents service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(viii)	This represents fees received from a fellow subsidiary for the provision of project management services.

(ix)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.

Included in Note 12 were additions to property, plant and equipment totalling HK$732,000 (2003: HK$920,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2004.

The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

33.	Post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 10.

34.	Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the accounts for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and significant changes may be identified as a result.

35.	Ultimate holding company

The Directors consider the ultimate holding company at December 31, 2004 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

36.	Approval of accounts

The accounts were approved and authorised for issue by the Directors on March 3, 2005.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	61

Five-year Financial Summary

(Expressed in HK$’ million)

	2000	2001	2002	2003	2004
Results
Turnover	1,649	1,931	2,161	2,143	2,372
Operating expenses	(1,656)	(1,751)	(1,935)	(1,892)	(2,076)

Profit/(loss) from operations	(7)	180	226	251	296
Interest income	101	58	26	8	—
Finance costs	(72)	(72)	(62)	(16)	—
Non-operating income/(expenses)	(2)	1	—	(10)	1
Impairment loss on investments	—	—	(73)	—	—

Profit before taxation	20	167	117	233	297
Income tax	—	—	—	(13)	(13)

Profit attributable to shareholders	20	167	117	220	284

Assets and Liabilities
Property, plant and equipment	2,072	2,257	2,302	2,170	2,051
Programming library	233	211	149	142	127
Deferred tax assets	82	102	107	113	109
Non-current investments	93	79	21	10	10
Long term deposits	—	312	—	—	—
Current assets	1,728	1,397	645	247	367

Total assets	4,208	4,358	3,224	2,682	2,664

Current liabilities	877	862	1,465	884	727
Non-current interest-bearing borrowings	1,800	1,800	—	—	—
Deferred tax liabilities	228	240	234	113	109

Total liabilities	2,905	2,902	1,699	997	836
Share capital	2,014	2,014	2,019	2,019	2,019
Reserves	(711)	(558)	(494)	(334)	(191)

Total liabilities and equity	4,208	4,358	3,224	2,682	2,664

62	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”):

(A)	Biographical Details of Directors and Senior Managers etc.

(I)	Directors

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 52)

Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited (“Wharf”), deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited and the chairman, president and chief executive officer of Wharf T&T Limited (“WTT”). He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

Samuel S. F. Wong, Director and Chief Financial Officer (Age: 43)

Mr. Wong has been a Director of the Company since 2003. He joined Hong Kong Cable Television Limited (“HKC”) in 1993 and was appointed as the Chief Financial Officer of the Company and of HKC in February 2002. He is currently responsible for finance, corporate development, accounting, planning, treasury, MIS, investor relations, investment projects, and commercial dealings with acquired channels. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of the Nova Scotia and as a chartered accountant with Price Waterhouse.

Fa Kuang Hu, GBS, CBE, JP, Director (Age: 81)

Mr. Hu has been an independent Non-executive Director of the Company since 1999. He also serves as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Senior Advisor to the Board of Mitsubishi Electric Hong Kong Group Ltd. and is a director of Hysan Development Company Limited. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University.

Quinn Y. K. Law, Director (Age: 52)

Mr. Law has been a Director of the Company since 2003. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also a director of Wharf, Modern Terminals Limited and WTT. He was formerly a director of Wheelock. He is a Certified Public Accountant (Practising) in Hong Kong and also holds memberships in various professional bodies. He has been serving on a number of committees of the Hong Kong Institute of Certified Public Accountants, the Taxation Committee of the Hong Kong General Chamber of Commerce and the Advisory Board on Accounting Studies of The Chinese University of Hong Kong.

Mr. Law received his professional training in one of the Big Four accountancy firms and was qualified in 1977. Prior to joining Wharf, he worked in the then Securities Commission and two international shipping companies in Hong Kong. Over the years, Mr. Law has held in the Wharf Group various executive positions including finance and administration.

Victor C. W. Lo, GBS, OBE, JP, Director (Age: 54)

Mr. Lo has been an independent Non-executive Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. Furthermore, he is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in 2001. He graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

Dennis T. L. Sun, BBS, JP, Director (Age: 54)

Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the chairman of the Board of Governors of the Hong Kong Arts Centre, deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2004. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a Degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	63

Disclosure of Further Corporate Information (continued)

(A)	Biographical Details of Directors and Senior Managers etc. (continued)

(I)	Directors (continued)

Gordon Y. S. Wu, GBS, KCMG, FICE, Director (Age: 69)

Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, chairmanship of City University of Hong Kong since 2004, as well as membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

Anthony K. K. Yeung, JP, Director (Age: 59)

Mr. Yeung was appointed a Director of the Company in September 2004 and has since been an independent Non-executive Director. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee and has since been at independent Non-executive Directors. He is the chairman of K. K. Yeung Management Consultants Ltd., Wall Street Resources Ltd. and Environmental International Limited. Furthermore, he is a managing partner of K. K. Yeung Partnership, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed TeleEye Holdings Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce, the chairman of the Management Consultancies Association of Hong Kong, the chairman of the Trade and Industry Department Customer Liaison Group for Small and Medium Enterprises and also a committee member of Professional Services Advisory Committee of Trade Development Council.

Furthermore, Mr. Yeung is a member of the Small & Medium Enterprises Committee, the Labour Advisory Board, the Equal Opportunities Commission, the Rehabilitation Advisory Committee and the Professional Services Development Assistance Scheme Vetting Committee, appointed by the Chief Executive of the Government of the HKSAR. He is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by the King Albert II of Belgians.

Notes:

(1)    Wheelock, Wharf, WF Investment Partners Limited and Wharf Communications Limited (“Wharf Communications”) (of which Mr. S. T. H. Ng and/or Mr. Q. Y. K. Law is/are director(s)) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”).

(2)    The Company has received from each independent Non-executive Director an annual confirmation of his independence pursuant to the Listing Rules, and the Company still considers the independent Non-executive Directors to be independent.

(II)	Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 52)

Samuel S. F. Wong, Director and Chief Financial Officer (Age: 43)

Vincent T. Y. Lam, Executive Director – Technology and Network Services, HKC (Age: 54)

Mr. Lam joined Wharf Communications in 1992 as Vice President – Planning, to lead its investment in Pay TV and telecommunications. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited (“iNL”) responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for legal, regulatory and long-term planning. He was appointed an executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

64	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

(A) Biographical Details of Directors and Senior Managers etc. (continued)

(II)	Senior management (continued)

Eric Lo, Executive Director – Cable Subscription Services, HKC (Age: 54)

Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC’s marketing and sales operations. He was appointed Cable Operations Director in 1995 when he was put in charge of customer service and technical operations as well. He became an executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.

Benjamin W. S. Tong, Executive Director – Multimedia Services, HKC (Age: 55)

Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director – Programming Services, HKC (Age: 51)

Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited, a subsidiary of the Company, to develop satellite television business and programme production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for programme development, production and transmission of channels other than the Sports and News platform. Mr Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Garmen K. Y. Chan, Vice President – External Affairs (Age: 51)

Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

Ronald Y. C. Chiu, Vice President – News and Sports, HKC (Age: 52)

Mr. Chiu joined HKC in 1991 as a member of the pre-licence consultant team. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC’s sports programmes.

Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Felix W. K. Yip, Vice President – Human Resources, Administration and Audit (Age: 45)

Mr. Yip joined HKC in February 2005 as Vice President - Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager - Human Resources & Administration, China Business Operations.

Simon K. K. Yu, Vice President – Procurement (Age: 51)

Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC and he became Vice President - Procurement of HKC in 2003.

Samuel C. C. Tsang, General Manager – Hong Kong Cable Enterprises Limited and Hong Kong Cable News Express Limited (Age: 48)

Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television licence in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in Mainland China and Hong Kong.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	65

Disclosure of Further Corporate Information (continued)

(A)	Biographical Details of Directors and Senior Managers etc. (continued)

(II)	Senior management (continued)

David C. T. Wong, Vice President – i-CABLE Enterprises Limited (Age: 50)

Mr. Wong joined HKC in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Group in opening up cross-media business opportunities. Mr. Wong has over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining the Group, Mr. Wong was Director-General of the Hong Kong Press Council – a self-regulatory body to promote professional ethics of the newspaper industry.

(B)	Directors’ Interests in Shares

At December 31, 2004, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, Wharf, and of a subsidiary of Wharf, namely, Harbour Centre Development Limited (“Harbour Centre”), and the percentages which the shares represented to the issued share capitals of the Company, Wharf and Harbour Centre respectively are also set out below:

	No. of shares (Percentage of issued capital)	Nature of interest
The Company
Mr. Stephen T. H. Ng	1,065,005 (0.0527%)	Personal interest
Mr. Samuel S. F. Wong	3,000 (0.0001%)	Personal interest

Wharf
Mr. Stephen T. H. Ng	650,057 (0.0266%)	Personal interest

Harbour Centre
Mr. F. K. Hu	50,000 (0.0159%)	Corporate interest

Note:	The 50,000 shares regarding “Corporate Interest” in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under Part XV of the SFO to be able to exercise) or control the exercise of one-third or more of the voting power.

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial year (no movement in such options recorded during the year):

Name of Director			Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised optio ns outstanding throughout the year	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr. Stephen T. H. Ng	(i	)	08/02/2000	1,500,000	01/04/2001 to	10.49	10
					31/12/2009
	(ii	)	19/02/2001	700,000	01/07/2002 to	3.30	10
					31/12/2005

Mr. Samuel S. F. Wong	(i	)	08/02/2000	700,000	01/04/2001 to	10.49	10
					31/12/2009
	(ii	)	19/02/2001	241,500	01/07/2003 to	3.30	10
					31/12/2005

66	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

(B)	Directors’ Interests in Shares (continued)

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers:

(i)	there were no interests, both long and short positions, held as at December 31, 2004 by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii)	there existed during the financial year no rights to subscribe for any shares, underlying shares or debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

(C)	Substantial Shareholders’ Interests

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at December 31, 2004, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

	Names	No. of ordinary shares (Percentage of issued capital)
(i)	Wharf Communications Limited	1,355,261,583	(67.12%)
(ii)	The Wharf (Holdings) Limited	1,356,031,238	(67.16%)
(iii)	WF Investment Partners Limited	1,463,822,799	(72.49%)
(iv)	Wheelock and Company Limited	1,481,442,626	(73.37%)
(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626	(73.37%)
(vi)	Marathon Asset Management Limited	121,332,000	(6.01%)

Notes:	(1)	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

	(2)	Due to the amalgamation of Bermuda Trust (Guernsey) Limited with HSBC Trustee (Guernsey) Limited into one company known as HSBC Trustee (Guernsey) Limited with effect from January 1, 2005, the name of Bermuda Trust (Guernsey) Limited, which appeared in the Register prior to January 1, 2005, has been accordingly amended to become HSBC Trustee (Guernsey) Limited.

All the interests stated above represented long positions and as at December 31, 2004, there were no short position interests recorded in the Register.

(D)	Retirement Scheme and Mandatory Provident Fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees’ salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group’s principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	67

Disclosure of Further Corporate Information (continued)

(D)	Retirement Scheme and Mandatory Provident Fund (continued)

The Group’s retirement scheme costs before capitalisation and charged to the profit and loss account during the year ended December 31, 2004 amounted to HK$18,389,059 (2003: HK$20,835,331) which were incurred after utilisation of forfeitures to reduce the Group’s contributions of HK$1,735,772 (2003: HK$2,091,170).

Note:	The total employers’ cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2004 amounted to HK$29,997,877 (2003: HK$30,939,810).

(E)	Share Option Scheme (the “Scheme”) of the Company

(I)	Summary of the Scheme

(a)	Purpose of the Scheme:

To recognise employees’ effort and contributions to the Group’s successful business achievements.

(b)	Participants of the Scheme:

Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c)	(i) Total number of ordinary shares of HK$1 each in the capital of the Company (the “Shares”) available for issue under the Scheme as at December 31, 2004:

196,689,040

(ii) Percentage of the issued share capital that it represents as at December 31, 2004:

9.74%

(d)	Maximum entitlement of each participant under the Scheme as at December 31, 2004:

No option may be granted to any one employee which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted to him and of Shares issuable to that employee under the proposed option exceeding 25% of the maximum aggregate number of Shares in the capital of the Company in respect of which options may at that time be granted under the Scheme.

(e)	Period within which the Shares must be taken up under an option:

Employees Share Option Plan (“ESOP”)

For ESOP 1	:	From April 1, 2001 to Dec 31, 2009.
For ESOP 3	:	From July 1, 2002 to Dec 31, 2005.
For a grant in 2002	:	From Jan 1, 2004 to Dec 31, 2005.

(f)	Minimum period for which an option must be held before it can be exercised:

For ESOP 1:

(i)	The first 20% of the entitlement - on or after April 1, 2001;

(ii)	The next 40% of the entitlement - on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii)	The remaining 40% entitlement - on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

For ESOP 3:

(i)	The first 30% of the entitlement – on or after July 1, 2002;

(ii)	The next 30% of the entitlement – on or after July 1, 2003; and

(iii)	The remaining 40% of the entitlement – on or after July 1, 2004.

For a grant in 2002:

(i)	The first 50% of the entitlement – on or after January 1, 2004; and

(ii)	The remaining 50% of the entitlement – on or after January 1, 2005.

68	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

(E)	Share Option Scheme (the “Scheme”) of the Company (continued)

(I)	Summary of the Scheme (continued)

(g)	(i) Price payable on application or acceptance of the option:

HK$10

(ii) The period within which payments or calls must or may be made or loans of such purposes must be repaid:

28 days after the offer date of an option.

(h)	Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i)	the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

(ii)	the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

(i)	the remaining life of the Scheme:

5 years

(II)	Details of share options granted

Details of share options granted to Directors of the Company are set out in section (B) above.

Set out below are particulars and movements during the financial year of the Company’s outstanding share options which were granted to approximately 1,700 employees (two of them being Directors of the Company), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2004	No. of ordinary shares represented by options lapsed during the financial year	No. of ordinary shares represented by unexercised options outstanding as at December 31, 2004	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)
(i) 08/02/2000	16,270,000	(630,000)	15,640,000	01/04/2001 to 31/12/2009	10.49
(ii) 19/02/2001	12,141,500	(449,900)	11,691,600	01/07/2002 to 31/12/2005	3.30
(iii) 09/10/2002	380,000	—	380,000	01/01/2004 to 31/12/2005	3.30

	28,791,500	(1,079,900)	27,711,600

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	69

Disclosure of Further Corporate Information (continued)

(F)	Major Customers and Suppliers

For the year ended December 31, 2004:

(I)	the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s total purchases; and

(II)	the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover.

(G)	Directors’ Interests in Competing Business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

Two Directors of the Company, namely, Messrs. S. T. H. Ng and Q. Y. K. Law, being also directors of WTT, a wholly-owned subsidiary of Wharf, are considered as having an interest in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by WTT constitutes a competing business of the Group.

WTT currently holds a FTNS licence to provide, inter alia, local and international telecommunications services. WTT is therefore a potential competitor of the Group for the provision of data services at the present and voice services in the future.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses is adequately safeguarded and the Group is capable of carrying on its communications businesses independently of WTT.

For further safeguarding of the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, inter alia, that the Group’s communications businesses are and continue to be run on the basis that they are independent of, and at arm’s length from, that of the Wharf group.

(H)	Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

(I)	Compliance with Code of Best Practice

The Company has complied throughout the financial year with the Code of Best Practice as previously set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange prior to January 1, 2005, which remains applicable to disclosure in annual reports in respect of accounting periods commencing before January 1, 2005 under the transitional arrangement. Nevertheless, a continuing connected transaction in relation to the service agreement between iNL and WTT in respect of the provision of Internet Protocol Network point-of-presence service (as disclosed in the “Disclosure of Connected Transactions” section in this annual report), being a matter involving conflict of interest for Wharf, the Company’s parent company, was not approved by a meeting of the Company’s Directors in accordance with the provisions of paragraph 11 of the abovementioned Code of Best Practice, but instead was duly approved by Resolutions in Writing of the Board of Directors of the Company.

70	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

Disclosure of Connected Transactions

Set out below is information in relation to certain connected transactions (the “Connected Transactions”) between the Company (the Company being a 67.12% owned subsidiary of The Wharf (Holdings) Limited (“Wharf”)) and/or its subsidiaries (together, the “Group”) with other members of the Wharf group (together, the “Wharf Group”), which were substantially disclosed in press announcements of the Company dated August 29, 2000, August 14, 2001, January 2, 2002 and October 19, 2004:

Description of the Connected Transactions	Amount paid/received for the year ended December 31, 2004 HK$ million
(I) Property
1. Headquarters leased from the Wharf Group	25.4
Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and
2/F, units 1-7 on 40/F, storeroom 3 on the roof top, various car-parking and lorry-parking spaces and units 1, 2 and 4 on G/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan,
New Territories (“Cable TV Tower”).

2. Licences granted to the Wharf Group to occupy premises
(a) Northern portion of 12/F of Cable TV Tower.	1.2
(b) 9/F and 12/F of Cable TV Tower.	2.5

3. Licences granted by the Wharf Group to occupy premises
(a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II,	0.1
Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories.
(b) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon.	1.0

4. Car-parking spaces rented from the Wharf Group
Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories.	2.4

(II) Computer services
1. Information technology services provided by the Wharf Group.	11.0

2. Billing services provided by the Wharf Group.	6.9

(III) Network
1. Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group.	21.0

2. Telecommunications services provided by the Wharf Group.	24.8

3. Project management services provided to the Wharf Group.	6.5

4. Multi-party arrangements for the construction, the sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
(a) Payment to the Wharf Group	1.1
(b) Payment from the Wharf Group.	2.4

(IV) Advertising services provided by the Wharf Group	1.2

(V) Management services provided by the Wharf Group	11.6

(VI) Video link service provided by the Wharf Group	2.2

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	71

Disclosure of Connected Transactions (continued)

(VII)	Conditional waivers granted by the Hong Kong Stock Exchange

As all of the Connected Transactions are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the “Requirements”) relating to the Connected Transactions under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) would be impractical. On application by the Company, the Hong Kong Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of the Connected Transactions.

(VIII)	Confirmation from the Directors

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and confirmed that:

1.	the Connected Transactions were entered into:

(a)	by the Group in the ordinary and usual course of its business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

2.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (I)1, (I)2(a), (I)3(a), (I)4, (II)1, (II)2, (III)1, (III)2, (III)3, (III)4(a), (III)4(b) and (V), the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2004 of the Company was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of the Group’s consolidated net tangible assets as disclosed in the Company’s audited consolidated accounts for the year ended December 31, 2003;

3.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (I)2(b), (I)3(b) and (IV), the aggregate amount of fees paid for the financial year ended December 31, 2004 in respect of each of such category was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

4.	in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the amount paid for the financial year ended December 31, 2004 was less than 2.5% of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of the Group’s turnover for the immediately preceding year.

Note:	Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 32 to the Accounts on pages 60 and 61. Those related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company.

72	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

(IX)	Internet Protocol network point-of-presence service provided to Wharf Group

On October 18, 2004, an agreement (the “Agreement”) was entered into by i-CABLE Network Limited (“iNL”), a wholly-owned subsidiary of the Company, with Wharf T&T Limited (“WTT”), a wholly-owned subsidiary of Wharf, in respect of the provision of Internet Protocol Network point-of-presence (“IP Point”) service to WTT for three years commencing from October 18, 2004. There is a right for either party to terminate the Agreement at the first or second anniversary by giving 3 months prior notice. Since the Company is a 67%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for the Company under the Listing Rules.

The service fee per month per IP Point is HK$25 net of discounts (if applicable), payable in cash and on monthly basis. The minimum purchase is 25,000 IP Points, applicable from May 18, 2005 onwards. The parties have agreed to adopt an annual cap amount for the service fees for each of the three financial years of the Company ending December 31, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$25 million, HK$40 million and HK$50 million respectively, which are in line with iNL’s internal forecasts based on an upside scenario. No cap amount was adopted for the service fee payable for the period from commencement of the Agreement to December 31, 2004, which is below the de minimis level under the Listing Rules.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	73

Corporate Information

BOARD OF DIRECTORS

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)

Mr. Samuel S. F. Wong (Director & Chief Financial Officer)

Mr. F. K. Hu, GBS, CBE, JP

Mr. Quinn Y. K. Law

Mr. Victor C. W. Lo, GBS, OBE, JP

Dr. Dennis T. L. Sun, BBS, JP

Sir Gordon Y. S. Wu, GBS, KCMG, FICE

Mr. Anthony K. K. Yeung, JP

GROUP EXECUTIVES

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)

Mr. Samuel S. F. Wong (Director & Chief Financial Officer)

Mr. Vincent T. Y. Lam (Executive Director, Technology and Network Services, HKC*)

Mr. Eric Lo (Executive Director, Cable Subscription Services, HKC*)

Mr. Benjamin W. S. Tong (Executive Director, Multimedia Services, HKC*)

Mr. Siuming Y. M. Tsui (Executive Director, Programming Services, HKC*)

Mr. Garmen K. Y. Chan (Vice President, External Affairs)

Mr. Ronald Y. C. Chiu (Vice President, News and Sports, HKC*)

Mr. Felix W. K. Yip (Vice President, Human Resources, Administration & Audit)

Mr. Simon K. K. Yu (Vice President, Procurement)

Mr. Samuel C. C. Tsang (General Manager, Hong Kong Cable Enterprises Limited and Hong Kong Cable News Express Limited)

Mr. David C. T. Wong (Vice President, i-CABLE Enterprises Limited)

*	HKC - Hong Kong Cable Television Limited

SECRETARY

Mr. Wilson W. S. Chan, FCIS

AUDITORS

KPMG

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

REGISTRARS

Tengis Limited

Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

ADR DEPOSITARY

The Bank of New York

101 Barclay Street

New York NY 10286

USA

74	i-CABLE COMMUNICATIONS LIMITED Annual Report 2004

REGISTERED OFFICE

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong

Telephone: (852) 2118 8118

Fax: (852) 2118 8018

PRINCIPAL BUSINESS ADDRESS

Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

LISTING

The Company’s shares are listed under the Code “1097” on The Stock Exchange of Hong Kong Limited and its American depositary shares, each representing 20 ordinary shares, are listed under the symbol “ICAB” on the Nasdaq Stock Market.

CORPORATE WEBSITE ADDRESS

www.i-cablecomm.com

INQUIRIES

info@i-cablecomm.com

i-CABLE COMMUNICATIONS LIMITED Annual Report 2004	75

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

STOCK CODE: 1097

Directors:	Registered Office:
Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)	16th Floor, Ocean Centre,
Mr. Samuel S. F. Wong (Director & Chief Financial Officer)	Harbour City, Canton Road,
Mr. F. K. Hu, GBS, CBE, JP*	Kowloon,
Mr. Quinn Y. K. Law	Hong Kong
Mr. Victor C. W. Lo, GBS, OBE, JP*
Dr. Dennis T. L. Sun, BBS, JP*
Sir Gordon Y. S. Wu, GBS, KCMG, FICE*
Mr. Anthony K. K. Yeung, JP*
13th April, 2005
(* Independent Non-executive Directors)

To the Shareholders

Dear Sir or Madam,

ANNUAL GENERAL MEETING

GENERAL MANDATES

1.	At the Annual General Meeting of i-CABLE Communications Limited (the “Company”) held on 12th May, 2004, ordinary resolutions were passed giving general mandates to directors of the Company (the “Directors”) (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for that purpose) of up to 10 per cent of the issued share capital of the Company as at 12th May, 2004; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 12th May, 2004, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) the nominal amount of any shares repurchased by the Company.

2.	Pursuant to the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting (“AGM”) for 2005, unless renewed at that meeting. Resolutions will be proposed at the AGM to renew these mandates, and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase mandate is set out in the Appendix to this document.

3.	Set out below are the details of the three Directors proposed to be re-elected at the AGM:

Mr. Fa Kuang HU, GBS, CBE, JP, aged 81, was appointed a Director of the Company in 1999. He is an Independent Non-executive Director of the Company. He also serves as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Senior Advisor to the Board of Mitsubishi Electric Hong Kong Group Ltd. and is a director of Hysan Development Company Limited. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University.

After Mr. Hu’s re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 or 4 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 4th April, 2005 (being the latest practicable date for determining the relevant information), Mr. Hu did not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Mr. Hu is currently receiving a Director’s fee and an Audit Committee Member’s fee at the rate of HK$50,000 and HK$15,000 respectively per annum. He has no service contract with the Company or any of its subsidiaries (the “Group”) and therefore he receives no emolument from the Group other than the Director’s fee and the Audit Committee Member’s fee.

Mr. Victor Chung Wing LO, GBS, OBE, JP, aged 54, was appointed a Director of the Company in 2000. He is an Independent Non-executive Director of the Company. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. Furthermore, he is currently chairman of Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in 2001. He graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

After Mr. Lo’s re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 or 4 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 4th April, 2005, Mr. Lo did not have any interest (within the meaning of Part XV of the SFO) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Mr. Lo is currently receiving a Director’s fee at the rate of HK$50,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the Director’s fee.

Mr. Anthony Kwok Ki YEUNG, JP, aged 59, was appointed a Director of the Company in September 2004. He is an Independent Non-executive Director of the Company. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K K Yeung Management Consultants Ltd., Wall Street Resources Ltd. and Environmental International Limited. Furthermore, he is a managing partner of K K Yeung Partnership, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed TeleEye Holdings Limited. Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong. Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce, the chairman of the Management Consultancies Association of Hong Kong, the chairman of the Trade and Industry Department Customer Liaison Group for Small and Medium Enterprises and also a committee member of Professional Services Advisory Committee of Trade Development Council. Furthermore, Mr. Yeung is a member of the Small & Medium Enterprises Committee, the Labour Advisory Board, the Equal Opportunities Commission, the Rehabilitation Advisory Committee and the Professional Services Development Assistance Scheme Vetting Committee, appointed by the Chief Executive of the Government of the HKSAR. He is also a member of the Election Committee of the Government of the HKSAR. In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by the King Albert II of Belgians.

After Mr. Yeung’s re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 or 4 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 4th April, 2005, Mr. Yeung did not have any interest (within the meaning of Part XV of the SFO) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Mr. Yeung is currently receiving a Director’s fee and an Audit Committee Member’s fee at the rate of HK$50,000 and HK$15,000 respectively per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the Director’s fee and the Audit Committee Member’s fee.

4.	Notice of the AGM is set out on pages 7 to 10 of this document. A form of proxy for use at the AGM is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM if you so wish.

5.	Pursuant to the Articles of Association, subject to the Companies Ordinance, a poll may be demanded in relation to any resolution put to the vote of the AGM before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least three members present in person or by proxy and entitled to vote; or

(c)	by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	by any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

6.	The Directors believe that the general mandates are in the interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,
Stephen T. H. Ng
Chairman &
Chief Executive Officer

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to “Share(s)” mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i)	It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 4th April, 2005, being the latest practicable date for determining such figure, the number of Shares in issue was 2,019,234,400 Shares. On the basis of such figure (and assuming no new Shares will be issued or no Share will be repurchased after 4th April, 2005 and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 201,923,440 Shares.

(ii)	The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii)	The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company’s constitutive documents and the laws of Hong Kong.

(iv)	There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2004 being forwarded to all shareholders together with this circular letter) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v)	There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase mandate is granted by shareholders, to sell Shares to the Company.

(vi)	The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii)	The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the “Takeover Code”) as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder’s proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

(viii)	No purchase has been made by the Company of Shares in the six months prior to the latest practicable date before the printing of this document.

(ix)	No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by shareholders.

(x)	The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
April 2004	3.075	2.750
May 2004	3.100	2.500
June 2004	3.150	2.875
July 2004	3.025	2.625
August 2004	2.750	2.375
September 2004	2.900	2.450
October 2004	3.000	2.675
November 2004	3.100	2.850
December 2004	3.025	2.825
January 2005	2.950	2.675
February 2005	2.800	2.650
March 2005	2.850	2.600
From 1st April, 2005 to 4th April, 2005, being the latest practicable date	2.875	2.825

i-CABLE COMMUNICATIONS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of i-CABLE Communications Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Wednesday, 11th May, 2005 at 10:00 a.m. for the purpose of transacting the following business:

As ordinary business:

(1)	To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.

(2)	To declare a Final Dividend for the year ended 31st December, 2004.

(3)	To re-elect retiring Directors.

(4)	To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(5)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting.”

(6)	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders in general meeting; and

“Rights Issue” means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.”

By Order of the Board
Wilson W. S. Chan
Secretary

Hong	Kong, 13th April, 2005

Registered	Office:
16th	Floor, Ocean Centre,
Harbour	City, Canton Road,
Kowloon,
Hong	Kong

Notes:

(a)	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company’s registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b)	With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive or employee share option or incentive scheme from time to time adopted by the Company.
(c)	The Register of Members will be closed from Wednesday, 4th May, 2005 to Wednesday, 11th May, 2005, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 3rd May, 2005.

i-CABLE COMMUNICATIONS LIMITED

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business

3:00 p.m. Eastern Standard Time on May 2, 2005)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of i-CABLE Communications Limited registered in the name of the undersigned on the books of the Depositary as of the close of business March 31, 2005 at the Annual General Meeting of the Shareholders of i-CABLE Communications Limited to be held on May 11, 2005 in Hong Kong.

NOTES:

1.	Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Ñ DETACH PROXY CARD HERE Ñ

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

	For	Against		For	Against
1 To adopt the Statement of Accounts and the Report of the Directors and auditors for the year ended 31st December, 2004.	☐	☐	4 To re-appoint KPMG as Auditors of the Company and to authorize the Directors to fix their remuneration.	☐	☐
2 To declare a final dividend for the year ended 31st December, 2004	☐	☐	5 To give a general mandate to the Directors for share repurchases by the Company	☐	☐
3 (a) To re-elect Mr. F. K. Hu, a retiring Director, as a Director.	☐	☐	6 To give a general mandate to the Directors for issue of shares.	☐	☐
(b) To re-elect Mr. Victor C. W. Lo, a retiring Director, as a Director.	☐	☐	7 To approve the addition of repurchased securities to the share issue general mandate stated under Resolution No. 6.	☐	☐
(c) To re-elect Mr. Anthony K. Y. Yeung, a retiring Director, as a Director.	☐	☐
To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipts is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

			Date Share Owner Sign here	Co-Owner sign here

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ Samuel Wong
Name:	Samuel Wong
Title:	Chief Financial Officer

Dated: April 28, 2005